SUPPLEMENT DATED JULY 28, 2026
TO THE FOLLOWING PROSPECTUSES AND NOTICE DOCUMENTS

PROSPECTUS AND UPDATING SUMMARY PROSPECTUS DATED MAY 1, 2026 FOR

Spinnaker® Variable Annuity

NOTICE DOCUMENTS DATED MAY 1, 2026 AND PROSPECTUSES FOR

Spinnaker® Advisor Variable Annuity dated May 1, 2011
Spinnaker® Choice Variable Annuity dated May 1, 2008
Spinnaker® Plus dated December 1, 2004
CompleteSM Variable Life Insurance dated May 1, 2012
CompleteSM Advisor Variable Life Insurance dated May 1, 2012
Premier Accumulation Life® dated May 1, 2007
Mainsail Variable Annuity dated May 1, 1998

Notice of Portfolio Merger
The Board of Trustees of the Lincoln Variable Insurance Products Trust has approved an Agreement and Plan of Reorganization to merge the LVIP American Century International Fund with and into the LVIP MFS International Growth Fund (the “Reorganization”).

The Reorganization is subject to certain conditions, including approval by shareholders of the LVIP American Century International Fund. The Reorganization is expected to be completed on or about October 7, 2026 (“Closing Date”).

As of the Closing Date, this Supplement amends the variable annuity and life prospectuses and Notice Documents listed above by removing all references to the LVIP American Century International Fund Standard Class II as an investment option under your Contract/Policy and the LVIP MFS International Growth Fund Standard Class will be added as an investment option under your Contract/Policy.

Please take action!
If you are invested in the LVIP American Century International Fund and do not want to be subject to the Reorganization, you will need to transfer your Contract or Policy Value invested in the LVIP American Century International Fund into a new investment option offered under your Contract/Policy. This transfer will not count toward the number of free transfers allowed under your Contract/Policy. You will also need to provide us with updated investment instructions regarding any future purchase payments and systematic transfer strategies.